UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	15 April 2025 - Increase ownership of China JV to 100%

99.1

Haleon plc: Increase ownership of China JV to 100%
15 April 2025: Haleon plc (the "Company" or "Haleon") announces that following the acquisition of a 33% equity interest in Tianjin TSKF Pharmaceutical Co., Ltd. ("TSKF"), its OTC joint venture in China in December 2024, it has today entered into an agreement to acquire the remaining 12% equity interest from its partner Tianjin Pharmaceutical Da Ren Tang Group Corporation Limited ("DRTG"). This transaction is for a total consideration of RMB 1,623 million (c. £0.2 billion) and will result in TSKF becoming a wholly owned subsidiary of Haleon.

The acquisition is expected to be funded through a combination of Haleon's existing cash resources and new third-party Renminbi-denominated debt. Subject to customary closing conditions, including the approval of DRTG's shareholders and applicable regulatory clearances, the transaction is expected to close within the next three months.

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

About TSKF
Founded in 1984, TSKF is a joint venture of Haleon, TPG and DRTG in China. TSKF is a leading OTC company that manufactures and distributes renowned products under Haleon's brands in China, such as Fenbid, Contac, Bactroban, Voltaren and Flixonase in major therapeutic areas such as Pain Relief, Respiratory Health and Skin Health.

About DRTG
DRTG (SHSE: 600329 / SGX: T14) is the core pharmaceutical manufacturing arm of TPG. DRTG is engaged in the research, development and manufacturing of Chinese herbal medicines, proprietary Chinese medicines, western medicine, and other products primarily in China. The company is also involved in the wholesale and retail of medicines in China. DRTG was founded in 1981 and listed on the Singapore Stock Exchange and the Shanghai Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: April 15, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary